LASERSIGHT ANNOUNCES SECOND QUARTER 1999 RESULTS
                    -Provides Update on FDA Approval Process-

Winter Park, FL. (August 9, 1999) - LaserSight Incorporated (NASDAQ: LASE) today announced financial results for the second quarter and six months ended June 30, 1999. Technology related and total revenues increased over the quarters ended March 31, 1999 and June 30, 1998.

         Revenues for the second quarter increased approximately 8% to $5.3 million from $4.9 million in the second quarter of 1998. The Company reported a net loss of $3.5 million, or $0.21 per share, compared to a net loss of $1.8 million reported for the second quarter of 1998 before the additional $2.4 million loss attributable to common shareholders for that quarter of 1998, reflecting the effects of premiums, accretion and conversion discounts on the redemption of Series B Preferred Stock and the issuance of Series C and D Preferred Stock. The loss per share in the second quarter of 1998 was $0.34. The average common shares outstanding were 16,155,000 during the second quarter of 1999 compared to 12,626,000 in the second quarter of 1998.

         Compared to the first quarter of 1999, revenues increased approximately 8% from $4.9 million. The Company's net loss for the second quarter of 1999 was comparable to the net loss reported in the first quarter of 1999, of $3.3 million, or $0.25 per share.

         Revenues for the six months ended June 30, 1999 increased approximately 11% to $10.2 million from $9.2 million in the comparable period of 1998. The Company reported a net loss of $6.8 million for the six months ended June 30, 1999, or $0.46 per share, compared to a net loss of $3.7 million reported for the six months ended June 30, 1998 before the additional $3.6 million loss attributable to common shareholders for that period of 1998, reflecting the effects of premiums, accretion and conversion discounts on the redemption of Series B Preferred Stock and the issuance of Series C and D Preferred Stock. The loss per share for the six months ended June 30, 1998 was $0.64. The average

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common shares outstanding were 14,794,000 during the six months ended June 30,
1999 and 11,478,000 in the comparable period of 1998.

         During the three months ended June 30, 1999 the Company sold 16 refractive laser systems, compared to 15 systems sold during the second quarter of 1998. Terms of sales continued to improve, with an increase in average selling price of the LaserScan LSX excimer laser system of approximately 20 % net of commissions over the first quarter of 1999. In addition, the Company began shipment of its UltraEdge (TM) Keratome Blades in the U.S., Canada and other international markets in late July. The blades are manufactured for the Company by Becton Dickinson (NYSE: BDX) as part of a joint venture first announced in May.

         Michael R. Farris, chief executive officer, commented, " We are pleased to report an increase in revenues for the second quarter, along with the recent shipment of our UltraEdge Keratome Blades". Mr. Farris continued, "Through our joint venture with Becton Dickinson, our manufacturing partner, we have increased our available manufacturing capacity to meet the refractive market's growing demand for these products".

         Separately, the Company provided an update on the status of the FDA approval process for its excimer laser technology. The Company stated that its PMA application is on track for third or fourth quarter approval. The FDA has waived review by its Ophthalmic Devices Advisory Panel, as the Company's clinical data was found to meet or exceed the requirements of the FDA's Guidance Document. The review of the clinical data and a biomonitoring audit have been successfully completed. The FDA's Good Manufacturing Practices (GMP) inspection is currently underway. Final FDA approval is expected within 30 - 60 days following successful completion of the GMP audit, during which the approved labeling is defined.

         LaserSight Incorporated provides quality technology solutions for laser refractive surgery and other innovative applications, mainly in the vision correction industry. The Company sells its products in more than 30 countries. In the United States, LaserSight's refractive scanning laser system has a pending pre-market approval application with the U.S. Food and Drug Administration and is not yet commercially available in this market.

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         This press release contains forward-looking statements regarding future events and future performance of the Company, including statements with respect to anticipated sales revenue, which involves risks and uncertainties that could materially affect actual results. Investors should refer to documents that the Company files from time-to-time with the Securities and Exchange Commission for a description of certain factors that could cause the actual results to vary from current expectations and the forward looking statements contained in this press release. Such filings include, without limitation, the company's Form
10-K, Form 10-Q and Form 8-K reports.

Following are selected LaserSight financial results:

                         (in 000s except per share data)
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

                                                              THREE MONTHS ENDED          SIX MONTHS ENDED
                                                                   June 30,                   June 30,

                                                             1999            1998         1999         1998

Total Revenues                                             $ 5,261           4,949       10,150        9,192
Cost of Revenues                                             2,337           1,787        4,417        3,051
Gross Profit                                                 2,924           3,162        5,733        6,141
Research, Development and Regulatory                           709             744        1,490        1,561
Selling, General  & Administrative                           5,856           4,185       11,260        7,932
Loss from Operations                                        (3,641)         (1,767)      (7,017)      (3,352)
Other Income (Expense)                                         190             (62)         246         (130)
Income tax (Benefit) Expense                                    --             (78)          --          232
Net Loss                                                    (3,451)         (1,751)      (6,771)      (3,714)
Preferred Stock Accretions / Dividends
     and Conversion Discounts                                   --          (2,487)          --       (3,611)
Loss Attributable to Common Shareholders                    (3,451)         (4,238)      (6,771)      (7,325)
Loss per Common Share - Basic and Diluted                    (0.21)          (0.34)       (0.46)       (0.64)
Weighted Average Number of Shares Outstanding               16,155          12,626       14,794       11,478

SELECTED BALANCE SHEET DATA (in 000s):

                                                                     June 30, 1999         December 31, 1998
Cash and Cash Equivalents                                              $    14,664                $    4,438
Accounts and Notes Receivable (Current), Net                                 9,821                     9,418
Total Current Assets                                                        33,514                    22,717
Total Current Liabilities                                                    7,573                     7,842
Long-Term Obligations                                                          553                       560
Stockholders' Equity                                                        44,400                    34,015
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